[redacted]

SECUR 11023632 SSION

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SEC Mail Processing Section

[redacted]

Washington, DC 105

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

NOV 29 2011

Washington, DC 125

SEC FILE NUMBER
8-51087

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southeast Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2430 Mall Drive Suite 200
(No. and Street)

Charleston (City) | SC (State) | 29406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark G. Endres | 843-851-5481 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

4140 ParkLake Avenue, Suite 130 (Address) | Raleigh (City) | NC (State) | 27612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark G. Endres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southeast Investor Services, Inc., as of September 30th, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

TERESA HINSON

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Financial Statements and Supplemental Schedules

As of and for the Year Ending September 30, 2011

(With Report of Independent Certified Public Accountants)

First Southeast Investor Services, Inc.

Table of contents

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
201 S College Street, Suite 2500
Charlotte, NC 28244-0100

T 704.632.3500
F 704.334.7701
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
First Southeast Investor Services, Inc:

We have audited the accompanying balance sheet of **First Southeast Investor Services, Inc.** (a South Carolina corporation and wholly owned subsidiary of First Financial Holdings, Inc.) as of September 30, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Southeast Investor Services, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is

supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Charlotte, North Carolina
November 23, 2011

FIRST SOUTHEAST INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Balance Sheet

September 30, 2011

Assets		2011
Cash and cash equivalents	$	519,121
Certificates of deposit		512,867
Mortgage-backed securities, at fair value		376
Commissions receivable		144,699
Other assets		23,644
Total assets	$	1,200,707
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable to clearing broker	$	5,782
Amounts due to parent company		235,633
Commissions payable		44,213
Accrued expenses and other liabilities		18,229
Total liabilities		303,857
Stockholder's equity:		
Common stock $10 par value. Authorized 50,000 shares; issued and outstanding 36,000 shares		360,000
Additional paid-in capital		103,746
Retained earnings		433,104
Total stockholder's equity		896,850
Total liabilities and stockholder's equity	$	1,200,707

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Statement of Income

Year ended September 30, 2011

		2011
Revenues:		
Commissions	$	2,421,138
Interest		9,889
		2,431,027
Expenses:		
Salaries and benefits		1,935,695
Occupancy and equipment		66,248
Fees to clearing brokers		59,099
Supplies		48,257
Management fee to related parties		32,880
Professional licenses		31,050
Travel		28,201
Insurance		20,934
Revenue sharing expense		11,715
Telephone		7,438
Other operating expense		48,969
		2,290,486
Income before taxes		140,541
Income tax expense		61,150
Net Income	$	79,391

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Statement of Stockholder's Equity and Comprehensive Income

Year ended September 30, 2011

	Number of shares		Common stock	Additional Paid-in Capital	Retained earnings	Total stockholder's equity
Balance, September 30, 2010	36,000	$	360,000	93,063	353,713	806,776
Net income					79,391	79,391
Stock-based compensation expense				10,683		10,683
Balance, September 30, 2011	36,000	$	360,000	103,746	433,104	896,850

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Statements of Cash Flows

Year ended September 30, 2011

		2011
Cash flows from operating activities:		
Net income	$	79,391
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in certificates of deposit		(1,423)
Deferred income tax benefit		1,392
Increase in commissions receivable		(51,078)
Increase in other assets		(3,979)
Increase in payable to clearing brokers		1,762
Increase in income tax payable		71,860
Decrease in commissions payable		(10,976)
Increase in accrued expenses and other liabilities		4,935
Net cash provided by operating activities		91,884
Cash flows from investing activities:		
Purchase of certificates of deposit		(507,934)
Maturities of certificates of deposit		606,686
Repayments on mortgage-backed securities		6,213
Net cash provided by investing activities		104,965
Net increase in cash and cash equivalents		196,849
Cash and cash equivalents at beginning of year		322,272
Cash and cash equivalents at end of year	$	519,121

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

September 30, 2011

(1) Organization

On December 11, 1997, First Southeast Investor Services, Inc. (FSIS) was organized as a South Carolina corporation. FSIS became a wholly owned subsidiary of First Financial Holdings, Inc. (Parent or First Financial) through the issuance of 25,000 shares of $10 par value common stock. In 1999 and 2000 an additional 10,000 and 1,000 shares of $10 par value common stock were issued to the Parent, respectively. The Parent is a savings and loan holding company headquartered in Charleston, South Carolina which owns and operates First Federal Savings and Loan Association of Charleston (First Federal).

FSIS became a registered broker/dealer with the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD), on November 24, 1998, making it subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires that a defined minimum net capital be maintained, and the ratio of aggregate indebtedness to net capital, as defined by the Rule, not exceed certain levels. FSIS began operations as an introducing broker/dealer on February 1, 1999. As an introducing broker/dealer, FSIS sells stocks, bonds and certain insurance products through another broker/dealer (the clearing broker). All trades are cleared through the clearing broker, not through FSIS.

Management has evaluated subsequent events for disclosure or recognition through November 23, 2011, the date the financial statements were available to be issued.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of FSIS are in accordance with accounting principles generally accepted in the United States of America and conform to the rules and regulations of the Securities and Exchange Commission (SEC) and FINRA for registered broker/dealers in securities. The more significant of these policies used in preparing FSIS's financial statements are described in this summary.

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash, which is held in a non-interest bearing demand deposit account and an interest bearing transaction account at First Federal and money market accounts held at nonaffiliated companies. The Company classifies instruments with original maturity dates of 90 days or less to be cash equivalents.

(b) Fair Value Measurements and U.S. Agencies, Mortgage-backed Securities and Equity Securities

FSIS adopted FASB Accounting Standards Codification (ASC) 820 – *"Fair Value Measurement"*. This statement defines the concept of fair value, establishes a framework for measuring fair value in Generally Accepted Accounting Principles (GAAP) and expands disclosures about fair value measurements. It establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based on inputs used to value the particular asset at the measurement date. The three levels are defined as follows:

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

September 30, 2011

- Level 1 – quoted prices unadjusted for identical assets in active markets
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices of identical assets in markets that are not active, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Premiums and discounts on U.S. Agency securities, mortgage-backed securities and equity securities are accreted or amortized as an adjustment to income over the estimated life of the security using a method which approximates a level yield.

Securities are recorded at fair value with realized and unrealized gains and losses included in the statement of income. The cost basis of securities sold is determined by specific identification. Purchases and sales of securities are recorded on a trade date basis. The fair value of securities is typically based on quoted market prices or broker quotes.

(c) ***Income Taxes***

FSIS is included in the consolidated Federal income tax return of its Parent. FSIS is also included in the consolidated South Carolina income tax return of its Parent and its other nonbanking subsidiaries. The tax sharing agreement with the Parent provides for FSIS to compute its current taxes on a separate return basis, and allows FSIS to reduce its current federal and state income taxes to the extent of available net operating loss (NOL) carryforwards of its Parent and its subsidiaries.

FSIS uses ASC 740, *Accounting for Income Taxes*, which requires accounting for income taxes using the asset and liability method. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(d) ***Commission Revenue***

Commissions earned on sales and purchases of securities for customers are recorded on a trade date basis.

(e) ***Use of Estimates in Preparation of Financial Statements***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

September 30, 2011

financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Investments In Mortgage-Backed Securities

The amortized cost and fair value of investment securities and financial instruments measured at fair value on a recurring basis as of September 30, 2011 utilizing the ASC 820 hierarchy discussed on the previous pages are as follows. The Company's investments in mortgage-backed securities qualify as Level 2 measurements under the provisions of ASC 820.

	September 30, 2011	
	Amortized cost	**Estimated fair value**
Mortgage-backed securities:		
FNMA, matures in 2011	$ 357	376
Total	$ 357	376

(4) Income Taxes

The components of income tax expense are as follows for the year ended September 30:

	2011
Current:	
Federal	$ 51,946
State	7,812
	59,758
Deferred:	
Federal	1,210
State	182
	1,392
	$ 61,150

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

September 30, 2011

The income tax expense for the periods presented differed from the amount computed by applying the statutory federal income tax rate of 35.0% to income before income taxes because of the following:

		2011
Expected federal income tax benefit	$	49,278
State taxes, net of benefit		5,195
Nondeductible expenses		6,677
Total	$	61,150

Deferred income taxes result primarily from differences in financial and income tax reporting of certain deferred compensation and prepaid expenses. The net deferred tax liability is $14 at September 30, 2011. A portion of the change in net deferred tax liability relates to unrealized gain on securities. The balance of the change in the net deferred tax asset results from current period deferred tax expense of $1,392. There was no valuation allowance for deferred tax assets as of September 30, 2011. It is management's belief that full realization of the deferred tax asset is more likely than not.

(5) Transactions with Related Parties

Expenses are allocated under various methods determined by FSIS, First Financial, and First Federal. These expenses are subject to change. Management fees, occupancy and equipment, and miscellaneous fees paid by FSIS to related parties for the year ended September 30, 2011 were $89,137.

At September 30, 2011, FSIS cash of $386,885 was held in a non-interest bearing demand deposit and interest bearing transaction accounts at First Federal.

(6) Parent Employee Benefit Plans

The Parent has established the Sharing Thrift Plan which includes a deferred compensation plan (401(k)) for all full-time and certain part-time employees. The Plan permits eligible participants to contribute a maximum of 15% of their annual salary (not to exceed limitations prescribed by law). Part-time employees who work at least 1,000 hours in a calendar year may also contribute to the Plan. The Company will match the employee's contribution up to 5% of the employee's salary based on the attainment of certain profit goals. During the year ended September 30, 2011 there was no matching contribution.

The Plan also provides that all employees who have completed a year of service with the Parent in which they have worked at least 1,000 hours are entitled to receive an annual profit sharing contribution of 0% to 100% of 6% of their base pay during such quarter depending upon the amount of each subsidiary's return on equity for that quarter. The Plan provides that regardless of the return on equity each eligible employee will receive a profit sharing contribution equal to at least 1% of his or her base compensation on an annual basis. Employees become vested in profit sharing contributions made to their accounts over a seven-year period or upon their earlier death, disability, or retirement at age 65 or over. Employees are able to direct

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

September 30, 2011

the investment of profit sharing contributions made to their accounts to any of the Plan's investment funds. During the year ended September 30, 2011 there was no matching contribution.

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, defined as $250,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1.

At September 30, 2011, FSIS had net capital for regulatory purposes of $631,477. This was $381,477 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1 at September 30, 2011 which is less than the maximum of 8 to 1.

Schedule 1

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Computation of Aggregate Indebtedness and Net capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

September 30, 2011

		2011
Aggregate Indebtedness		
Accounts payable and accrued liabilities	$	303,857
Net Capital:		
Total stockholder's equity		896,850
Less nonallowable assets:		
Investment in and receivable from affiliates		215,058
CD interest penalty		1,431
Commissions receivable from fixed annuities		20,669
Accounts receivable		4,936
Prepaid expenses		23,229
Unsecured debit balance		50
Net capital		631,477
Capital requirement		250,000
Net capital excess	$	381,477
Ratio aggregate indebtedness to net capital		0.48

The 2011 computations do not differ from the Company's computation, as shown in its FOCUS Report Form X-17A-5, Part II-A (as amended) dated September 30, 2011.

Schedule 2

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

September 30, 2011

FSIS is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. FSIS does not hold customer cash or securities. Checks are received in the name of FSIS and are immediately restrictively endorsed and deposited in a Pershing, LLC (our clearing broker) bank account held at First Federal. Securities received are forwarded overnight to LPL Financial Institution Services (our servicing firm). On August 10, 2011, FSIS converted to Sorrento Pacific Financial, LLC (SPF) as our servicing firm. Checks are restrictively endorsed and remitted electronically via remote deposit capture to Pershing, LLC for deposit to their bank account. Securities received are forwarded overnight to Pershing, LLC.

FSIS fully introduces brokerage accounts to Pershing, LLC and FSIS does not have balances which would be included in a reserve computation. Therefore, there is no reserve requirement under Rule 15c3-3 at September 30, 2011.

The above computation does not differ from FSIS's computation, as shown in its FOCUS Report Form X-17A-5, Part II-A (as amended), dated September 30, 2011.

Audit • Tax • Advisory
Grant Thornton LLP
201 S College Street, Suite 2500
Charlotte, NC 28244-0100
T 704.632.3500
F 704.334.7701
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
First Southeast Investor Services, Inc:

In planning and performing our audit of the financial statements and supplemental schedules of **First Southeast Investors, Inc.** as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;

(2) Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding

paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

* * *

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Charlotte, North Carolina
November 23, 2011

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
201 S College Street, Suite 2500
Charlotte, NC 28244-0100

T 704.632.3500
F 704.334.7701
www.GrantThornton.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder of
First Southeast Investor Services, Inc:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the fiscal year ended September 30, 2011, which were agreed to by **First Southeast Investor Services, Inc.** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Southeast Investor Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Southeast Investor Services, Inc.'s management is responsible for First Southeast Investor Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for the period October 1, 2010 through September 30, 2011, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7, reconciled for the period from October 1, 2010 through September 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

* * *

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Charlotte, North Carolina
November 23, 2011

Grant Thornton